September 20, 2019

Jerome D. Jabbour
Chief Executive Officer
Matinas BioPharma Holdings, Inc.
1545 Route 206 South
Suite 302
Bedminster, New Jersey 07921

       Re: Matinas BioPharma Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 13, 2019
           File No. 001-38022

Dear Mr. Jabbour:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on September 13, 2019

Proposal 3: Approval of an Amendment to the Company's Certificate of Incorporation to
Increase our Authorized Shares of Common Stock, page 32

1. Please expand your disclosure to include the general effect of the proposal to increase your authorized shares of common stock. Refer to Item 19 of Schedule 14A.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jerome D. Jabbour
Matinas BioPharma Holdings, Inc.
September 20, 2019
Page 2

      You may contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-
3625 with any questions.



                                                       Sincerely,
FirstName LastNameJerome D. Jabbour
                                                       Division of Corporation
Finance
Comapany NameMatinas BioPharma Holdings, Inc.
                                                       Office of Healthcare &
Insurance
September 20, 2019 Page 2
cc:       Steven M. Skolnick
FirstName LastName